October 10, 2007

Mail Stop 4561

Mr. H. William Willoughby
Principal Financial Officer
Capital Realty Investors III Limited Partnership
11200 Rockville Pike
Rockville, MD 20852

Re: **Capital Realty Investors III Limited Partnership**
       Form 10-KSB for the year ended December 31, 2006
       Filed April 3, 2007
       File No. 0-11962

Dear Mr. Willoughby:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant